Exhibit 1.1

600 Lexington Avenue | 30th Floor

New York, New York 10022

CONFIDENTIAL

April 6, 2023 (the “Effective Date”)

Jupiter Acquisition Corporation

11450 SE Dixie Hwy

Hobe Sound, FL 33455

Attention: James N Hauslein

With copy to:

Greenberg Traurig, P.A.,

333 S.E. 2nd Avenue

Miami, FL 33131

Attention: Alan I. Annex, Esq.

Dear Mr. Hauslein:

Reference is made to the underwriting agreement, dated August 12, 2021 (the “Agreement”), among Jupiter Acquisition Corporation, a Delaware corporation (the “Company”) and the several underwriters listed on Schedule A thereto, including Brookline Capital Markets, a division of Arcadia Securities, LLC (“Brookline”) and Ladenburg Thalmann & Co. Inc. (“Ladenburg”), pursuant to which Brookline and Ladenburg were engaged to render certain underwriting services to the Company in connection with the Company’s initial public offering. Unless otherwise defined, capitalized terms used herein have the meanings assigned to such terms in the Agreement.

Whereas pursuant to Sections 1(b) and 1(d) of the Agreement Brookline and Ladenburg are entitled to receive the Deferred Discount upon consummation of the Business Combination, Brookline and Ladenburg hereby waive on behalf of themselves, effective as of the date hereof, (i) their entitlement to the cash payment of any and all amounts of Deferred Discount now owing to Brookline and Ladenburg or subsequently payable to Brookline and Ladenburg in accordance with the Agreement, which such amounts equal an aggregate of $1,469,991 ($734,996 payable to each of Brookline and Ladenburg) (the “Cash Payment”). Upon the completion of a Business Combination, the Company may cause the surviving company of the Business Combination to issue 150,000 common shares of such surviving company to each of Brookline and Ladenburg, which such shares may not be subject to any lock-up or transfer restrictions other than those applicable under the United States securities laws, in lieu, and in full satisfaction, of the Cash Payment and Brookline and Ladenburg will have no further rights under the Agreement.

Brookline and Ladenburg’s waiver of the Cash Payment is not the result of any dispute or disagreement with the Company or any Business Combination target or any of their respective affiliates.

This letter, and any claim, controversy or dispute arising under or related to this letter, shall be governed by and construed in accordance with the laws of the State of New York without reference to principles of conflicts of law.

600 Lexington Avenue | 30th Floor

New York, New York 10022

CONFIDENTIAL

SIGNATURE

Sincerely,

Brookline Capital Markets,
a division of Arcadia Securities, LLC

By:	/s/ William B. Buchanan Jr.
Name:	William B. Buchanan Jr.
Its:	Managing partner

Ladenburg Thalmann & Co. Inc.

By:	/s/ Jeffrey Caliva
Name:	Jeffrey Caliva
Its:	Managing Director